UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
NEXTEL COMMUNICATIONS, INC.

(Name Of Subject Company (Issuer))

NEXTEL COMMUNICATIONS, INC.

(Names Of Filing Persons (Offerors))

ZERO COUPON CONVERTIBLE PREFERRED STOCK DUE 2013 OF
NEXTEL COMMUNICATIONS, INC.

(Title Of Class Of Securities)
Restricted CUSIP No. 65332 V 806 and Registered CUSIP No. 65332 V 863
(Cusip Number Of Class Of Securities)

Leonard J. Kennedy, Esq.
Senior Vice President and General Counsel
Nextel Communications, Inc.
2001 Edmund Halley Drive
Reston, Virginia 20191
(703) 433-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

Kathleen R. McLaurin, Esq.	Meredith Berkowitz, Esq.
JONES DAY	JONES DAY
2727 North Harwood Street	222 East 41st Street
Dallas, Texas 75201	New York, New York 10017
(214) 220-3939	(212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$109,597,023	$12,900

*	Estimated pursuant to rule 457(f)(2) based on the book value of the shares of Nextel’s Zero Coupon Convertible Preferred Stock due 2013 that may be received by the Registrant in the Exchange Offer.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934 and equals $117.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,900
Form:	Schedule TO (File No. 005-42889)
Filing Party:	Nextel Communications, Inc.
Date Filed:	March 3, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐third-party tender offer subject to Rule 14d-1.
☒issuer tender offer subject to Rule 13e-4.
☐going-private transaction subject to Rule 13e-3.
☐amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

     This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Nextel Communications, Inc., a Delaware corporation (“Nextel”) on March 3, 2005. This Schedule TO relates to the offer by Nextel to exchange shares of Series B Zero Coupon Convertible Preferred Stock Due 2013 (the “Series B Preferred Stock”) of Nextel Communications, Inc. for any and all outstanding shares of Zero Coupon Convertible Preferred Stock Due 2013 (the “Outstanding Preferred Stock”) of Nextel Communications, Inc., upon the terms and subject to the conditions set forth in Nextel’s Exchange Offer and Consent Solicitation Statement, dated March 3, 2005, as amended as of the dates hereof and filed as Exhibit (a)(1) hereto (the “Statement”), and the Supplement to the Exchange Offer dated March 16, 2005 (the “Supplement”), filed hereto as Exhibit (a)(6), and in the related letter of transmittal (the “Letter of Transmittal”), which was filed as an exhibit to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the offer). The Statement, the Supplement and the Letter of Transmittal are incorporated by reference herein.

Item 1. Summary Term Sheet.

     The information set forth in the Statement in the sections entitled “Questions and Answers About the Consent Solicitation Statement and Exchange Offer” and “Summary — The Exchange Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address.

     The name of the issuer is Nextel Communications, Inc. The address of Nextel’s principal executive office is 2001 Edmund Halley Drive Reston, Virginia 20191. The telephone number of Nextel’s principal executive office is (703) 433-4000.

     (b) Securities.

     The information as it relates to the Outstanding Preferred Stock set forth in note 6 to the consolidated financial statements included in Nextel’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”), which is incorporated by reference into the section of the Statement entitled “Documents Incorporated by Reference,” is incorporated herein by reference.

     (c) Trading Market and Price.

     The information set forth in the Statement in the section entitled “Market and Trading Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address.

     The filing person is the issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

     The information set forth in Item 10 of Nextel’s Form 10-K, which is incorporated by reference into the section of the Statement entitled “Documents Incorporated by Reference,” is incorporated herein by reference.

     The Sprint merger is not expected to be completed until later this year. Accordingly, Nextel stockholders are being asked to consider various other matters typical of those historically considered at Nextel annual meetings. One of these matters is the election of directors whose terms expire in 2008. If the merger is completed, certain of the Nextel directors then in office will become members of the Sprint Nextel board of directors and the board of Nextel’s successor will be reconstituted with executives from the resulting company. The Sprint Nextel board of directors will not be divided into classes, so Nextel directors who became members of the Sprint Nextel board when the merger is completed will be elected for terms expiring in 2006.

     Nextel’s board of directors consists of eight members and is divided into three classes, with each class having a number of directors as nearly as equal as possible. When the board adds new directors, they are placed in classes to meet this objective. The three-year terms of each class are staggered so that the term of one class expires at each annual meeting.

     The board of directors has nominated Timothy M. Donahue, Frank M. Drendel and William E. Kennard, each of whom is an incumbent director, for reelection to the board for three-year terms ending in 2008. If any nominee is unable to serve as a director, the persons named in the proxy reserve the right to vote for a lesser number of directors or for a substitute nominee designated by the board of directors, to the extent consistent with Nextel's certificate of incorporation and bylaws. It is not expected that any nominee will be unable to serve.

		Director
Name	Age	Since	Positions with Nextel

Nominees to Hold Office Until 2008

Timothy M. Donahue	56	1996	Chief Executive Officer, President and Director

Frank M. Drendel	60	1997	Director

William E. Kennard	48	2001	Director

Directors Holding Office Until 2007

Keith J. Bane	65	1995	Director

V. Janet Hill	57	1999	Director

Directors Holding Office Until 2006

William E. Conway, Jr.	55	1997	Chairman of the Board of Directors

Morgan E. O’Brien	60	1987	Vice Chairman of the Board of Directors

Stephanie M. Shern	57	2003	Director

     The address and telephone number of each director and executive officer is: c/o Nextel Communications, Inc., 2001 Edmund Halley Drive Reston, Virginia 20191, telephone number is (703) 433-4000.

Item 4. Terms of the Transaction

     (a) Material Terms.

     The information set forth in the Statement in the sections entitled “Questions and Answers About the Exchange Offer and Consent Solicitation,” “Summary — The Exchange Offer,” “The Exchange Offer,” “Comparison of Terms of Preferred Stock,” “Material United States Federal Income Tax Considerations — Consequences of Ownership of the Exchange Shares or Amended Preferred Stock to a U.S. Holder,” and “— Consequences of Ownership of the Exchange Shares or Amended Preferred Stock to a Non-U.S. Holder,” and “Annex A” are incorporated herein by reference.

     (b) Purchases.

      Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

     (e) Agreements involving the subject company’s securities.

     The information set forth in the Statement in the section entitled “Summary — Merger with Sprint” and in Item 1.C.1. of Nextel’s Form 10-K, which is incorporated by reference into the section of the Statement entitled “Documents Incorporated by Reference,” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes.

     The information set forth in the Statement on the cover page and in the section entitled “Questions and Answers About the Consent Solicitation and the Exchange Offer — What is the purpose of the Consent Solicitation and the Exchange Offer?” is incorporated herein by reference.

     (b) Use of securities acquired.

     The Preferred Stock tendered in the Exchange Offer will be retained and held as treasury shares.

     (c) Plans.

     The information set forth in the Statement in the sections entitled “Summary — Merger with Sprint,” “Questions and Answers About the Consent Solicitation and the Exchange Offer — What is the Consent Solicitation?,” “— When will the Proposed Amendments become effective?,” “— What is the Exchange Offer?,” “— What will I receive in the Exchange Offer if I tender my shares of Preferred Stock and they are accepted?” and “— What are the terms of the Exchange Shares?,” and the Agreement and Plan of Merger by and among Sprint Corporation and Nextel (incorporated by reference to exhibit 2.1 to Nextel’s Current Report on Form 8-K filed on December 17, 2004 and the information set forth in Item 5(e) above) are incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of funds.

     The information set forth in the Statement in the section entitled “The Exchange Offer —Exchange Offer,” and “— Fees and Expenses” is incorporated herein by reference.

     (b) Conditions.

     Not applicable.

     (d) Borrowed funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities ownership.

     The information set forth in Item 10 of Nextel’s Form 10-K, which is incorporated by reference into the Statement in the section entitled “Documents Incorporated by Reference,” is incorporated herein by reference.

      The table below lists, as of December 31, 2004, the amount and percentage of shares of each class of Nextel’s capital stock that are deemed under the rules of the SEC to be “beneficially owned” by (1) each of Nextel’s current directors, (2) each of Nextel’s named executive officers, (3) all of Nextel’s directors and executive officers as a group, and (4) each person or group known by Nextel to beneficially own more than 5% of each class of Nextel’s common stock, as indicated in the table. Under SEC rules, a person is deemed to be the beneficial owner of a security if that person, directly or indirectly, has or shares the power to vote or direct the voting of that security or the power to dispose or direct the disposition of that security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of that security within 60 days of December 31, 2004. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. Unless otherwise specified, the persons indicated have sole voting and investment power over the securities shown.

	Title of Class of	Amount and Nature		Approximate
Name of Beneficial Owner	Nextel Capital Stock	of Beneficial Ownership		% of Class

Keith J. Bane	Class A common stock	10,000	(1)	*
William E. Conway, Jr.	Class A common stock	1,646,821	(2)	*
Timothy M. Donahue	Class A common stock	4,117,839	(3)	*
Frank M. Drendel	Class A common stock	223,252	(4)	*
V. Janet Hill	Class A common stock	124,788	(5)	*
William E. Kennard	Class A common stock	104,693	(6)	*
Morgan E. O’Brien	Class A common stock	1,087,847	(7)	*
Stephanie M. Shern	Class A common stock	25,751	(8)	*
Thomas N. Kelly, Jr.	Class A common stock	402,239	(9)	*
Paul N. Saleh	Class A common stock	1,018,098	(10)	*
Barry J. West	Class A common stock	556,701	(11)	*
Leonard J. Kennedy	Class A common stock	220,959	(12)	*
All directors and executive officers as a group (14 persons)	Class A common stock	9,897,637	(13)	*
5% Stockholders (not listed above):
Motorola, Inc.	Class A common stock	77,190,768	(14)	6.9	%(15)
1303 East Algonquin Road	Class B common stock	29,660,000		100%
Schaumburg, Illinois 60196

FMR Corp.	Class A common stock	120,257,070	(16)	11.1%
83 Devonshire Street
Boston, Massachusetts 02109

Legg Mason	Class A common stock	110,356,654	(17)	10.2%
100 Light Street
Baltimore, Maryland 21202

Wellington Management Company, LLP	Class A common stock	57,897,526	(18)	5.4%
75 State Street
Boston, Massachusetts 02109

*	Less than one percent (1%).

(1)	Represents shares of class A common stock obtainable upon exercise of options.

(2)	Includes 83,092 shares of class A common stock held through various entities with respect to which Mr. Conway disclaims beneficial ownership, except to the extent of his pecuniary interest in these entities, and 934,388 shares of class A common stock obtainable upon exercise of options.

(3)	Includes 45,981 deferred shares that are subject to forfeiture until they vest and 3,363,877 shares of class A common stock obtainable upon exercise of options.

(4)	Includes 152,916 shares of class A common stock obtainable upon exercise of options.

(5)	Includes 118,887 shares of class A common stock obtainable upon exercise of options.

(6)	Includes 102,692 shares of class A common stock obtainable upon exercise of options.

(7)	Includes 651,985 shares of class A common stock obtainable upon exercise of options.

(8)	Includes 18,750 shares of class A common stock obtainable upon exercise of options.

(9)	Represents 38,795 deferred shares that are subject to forfeiture until they vest and 363,444 shares of class A common stock obtainable upon exercise of options.

(10)	Includes 25,000 deferred shares that are subject to forfeiture until they vest and 815,311 shares of class A common stock obtainable upon exercise of options.

(11)	Includes 13,795 deferred shares that are subject to forfeiture until they vest and 523,554 shares of class A common stock obtainable upon exercise of options.

(12)	Includes 210,667 shares of class A common stock obtainable upon exercise of options.

(13)	Includes 129,830 deferred shares that are subject to forfeiture until they vest and 7,602,497 shares of class A common stock obtainable upon exercise of options.

(14)	According to the Schedule 13D filed on December 20, 2004 by Motorola, comprised of (a) 47,530,768 shares of class A common stock beneficially owned by Motorola and (b) 29,660,000 shares of class B common stock beneficially owned by Motorola.

(15)	Assuming conversion of the class B common stock held by Motorola into class A common stock.

(16)	According to the Schedule 13G filed on February 14, 2005 by FMR Corp., on behalf of itself, and certain of its subsidiaries, Edward C. Johnson, III and Abigail P. Johnson, includes 120,257,070 shares of class A common stock including shares attributable to the assumed conversion of various amounts of Nextel’s convertible debt and preferred stock, and the reporting persons have sole voting power with respect to 23,290,114 shares and sole dispositive power with respect to all shares.

(17)	According to the Schedule 13G filed on February 15, 2005 by Legg Mason Funds Management, Inc., Legg Mason Capital Management, Inc., LMM, LLC and Legg Mason Focus Capital, Inc., represents 72,228,829 shares of class A common stock as to which Legg Mason Funds Management, Inc. has shared voting and dispositive power, 35,761,200 shares of class A common stock as to which Legg Mason Capital Management, Inc. has shared voting and dispositive power, 2,300,000 shares of class A common stock as to which LMM, LLC has shared voting and dispositive power and 96,625 shares of class A common stock as to which Legg Mason Focus Capital, Inc. has shared voting and dispositive power.

(18)	According to Schedule 13G filed on February 14, 2005 by Wellington Management Company, LLP, it and its subsidiary, Wellington Trust Company, have shared voting power with respect to 36,507,286 of such shares and shared dispositive power with respect to all shares.

     (b) Securities transactions.

     There have been no transactions in the subject securities during the last 60 days by Nextel or any of its executive officers or directors.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or recommendations.

     Not applicable.

Item 10. Financial Statements.

     (a) Financial information.

     The information set forth in Nextel’s Annual Report on Form 10-K for the period ended December 31, 2004 in the financial statements and accompanying notes and financial statement schedules as of and for the years ended December 31, 2004 and 2003, which is incorporated by reference into the Statement in the section entitled “Documents Incorporated by Reference,” is incorporated herein by reference.

     The information set forth in the Supplement in the section entitled “Summary Consolidated Financial Information” is incorporated herein by reference.

     (b)  Pro forma information.

     Not applicable.

Item 11. Additional Information.

     (a) Agreements, regulatory requirements and legal proceedings.

     Not applicable.

     (b) Other material information.

     Not applicable.

Item 12. Materials to be Filed as Exhibits.

     (a)(1) Exchange Offer and Consent Solicitation Statement, dated March 3, 2005, as amended March 16, 2005.

     (a)(2) Form of Exchange Offer Letter of Transmittal.*

     (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (a)(4) Form of Letter to Clients.*

     (a)(5) Press Release of Nextel announcing the offer, dated March 3, 2005.*

     (a)(6) Supplement to the Exchange Offer, dated March 16, 2005.

*      Previously filed as exhibits to the Schedule TO filed on March 3, 2005.

Item 13. Information Required by Schedule 13e-3.

     Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEXTEL COMMUNICATIONS, INC.
By: /s/ RICHARD S. LINDAHL
Richard S. Lindahl Vice President and Treasurer

Dated: March 16, 2005

Exhibit Index

Exhibit
Number	Exhibit Name
(a)(1)	Exchange Offer and Consent Solicitation Statement, dated March 3, 2005, as amended March 16, 2005.
(a)(6)	Supplement to the Exchange Offer, dated March 16, 2005.